Exhibit 99.36
Susan F. Lomas, P.Geo.
Lions Gate Geological Consulting Inc.
2620 Lauralynn Drive
North Vancouver, Vancouver, BC V7J 2Y5
Tel.: (604) 983-3593
geowitch@shaw. ca
CERTIFICATE OF AUTHOR
I, Susan F. Lomas, P.Geo., am a Professional Geoscientist of Lions Gate Geological Consulting Inc. and residing at 2620 Lauralynn Drive in the City of North Vancouver in the Province of British Columbia.
I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the Concordia University of Montreal with a Bachelor of Science degree in geology in 1987.
I have practiced my profession continuously since 1987 and have been involved in mineral exploration for gold, nickel, copper, zinc, and silver, in Canada, United States, Mexico, Venezuela and Ghana and in underground mine geology, ore control and resource modelling for gold, nickel, copper, zinc, silver, potash and industrial mineral properties in Canada, United States, Venezuela, Peru, Ecuador, Brazil, Dominican Republic, Thailand, China, Mongolia, New Caledonia, Ghana, and Russia.
As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.
I am currently a Consulting Geologist and have been so since February 1998.
I am responsible for the preparation of the technical report titled Technical Report and Qualified Persons Review, Pueblo Viejo Project, Dominican Republic and dated 26 October 2005 (the “Technical Report”). I prepared Sections 1 through 11, 15, 20 and 21. of the Technical Report. I prepared Sections 19.3 and 19.4 will the assistance of Mr. Ron Pearce, Chief Estimator for AMEC and Mr. Simon Handelsman, Financial Consultant for AMEC. Between 10 and 14 January 2005 I visited the Pueblo Viejo property and reviewed exploration programs, exploration data, geological models and historical records for the purpose of preparing a technical report on all mineral resources and reserves within the project. I was assisted in the site review of resource estimations, mining, pit designs and reserve estimation by Mr. Tracy E. Barnes, P.Eng., a Qualified Person in the areas of resource estimation, reserve estimation and mining engineering. Mr. Barnes prepared Sections 17 and 19.1 of the Technical Report. Dr. Ted Eggleston, R.Geo, a Qualified Person in the area of exploration data reviews, sampling, assaying and assay quality assurance, reviewed sampling information and assay quality assurance and quality control information at Placer Dome Inc. offices in Vancouver, British Columbia. Dr. Eggleston prepared Sections 12, 13 and 14 of the Technical Report. Mr. Lynton Gormely, P.Eng, a Qualified Person in the area of metallurgy and process, assisted with an office review of metallurgical tests, process designs and process operating costs. He prepared Sections 16 and 19.2. I was further assisted in review of the capital costs by Mr. Ronald Pearce, AMEC Chief Estimator, review of financial analysis by Mr. Simon Handelsman, Finance Consultant, review of environmental conditions and permitting by Mr. Dennis Krochak and review of twin hole data analyses by Mr. Kevin Francis, R.Geo. The resulting Technical Report was prepared under my supervision.
I have had no other prior involvement with the property that is the subject of the Technical Report.
Dr. Ted Eggleston is a Registered Profession Geologist, employed as an independent consulting geologist and residing at 011 Flying Eagle Trail, Cotapaxi, Colorado 81223. He graduated from Western State College in Colorado in 1975 with Batchelor of Arts Degree in Geology. He graduated from the New Mexico Institute of Mining and Technology with a Master of Science Degree in Geology in 1982 and a Ph.D. in geology in 1986. Dr. Eggleston is a Registered Professional Geologist in the State of Wyoming,

USA (PG1830). Since 1975 Mr. Eggleston has continually been involved in mineral exploration projects for precious and base metals and industrial minerals in the United States, Canada, Chile, Peru, Argentina, Ecuador, Colombia, Brazil, Costa Rica, Mexico, Myanmar, Russia, Zambia, Ghana, Norway, and Turkey.
Tracy E Barnes is a Registered Professional Engineer in the State of Colorado, Registration No. 33381, and is employed by Barnes Engineering Services, Inc as President and Principal Mining Engineer, and residing at 12945 W 15th Drive in the City of Golden in the State of Colorado, USA. He is a member of the Society for Mining, Metallurgy, and Exploration, the American Statistical Association, and the International Association for Mathematical Geology. He graduated from the University of Washington, Seattle, Washington with a Bachelor of Science in Mining Engineering degree in 1975. Mr. Barnes has practiced his profession continuously since 1975 and has been involved in: gold operations in the United States, New Zealand and Chile and preparation of mine audits, scoping, pre-feasibility, and feasibility level studies for gold properties in United States, Canada, Chile, Peru, New Zealand, and Brazil.
Lynton Gormely is a Registered Professional Engineer in the Province of British Columbia, Registration No. 10005, and is employed by AMEC Americas Ltd as a Principal Process Engineer, and residing at 5441 Cliffridge Avenue, North Vancouver, B.C. He is a member of the Canadian Institute of Mining Metallurgy and Petroleum. He graduated from the University of British Columbia, Vancouver, B.C., with a Doctor of Philosophy in Chemical Engineering degree in 1973. Mr. Gormely has practiced his profession continuously since 1973 and have been involved in test work supervision, preparation of process audits, scoping, pre-feasibility, and feasibility level studies for gold properties in Canada, the United States, Australia, Papua New Guinea, Mongolia, and China.
I certify that, to the best of my personal knowledge, information and belief, that the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.
I have read National Instrument 43-101 and certify that the Technical Report has been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.
Dated at Vancouver, British Columbia, this 25th day of September 2006.

/s/ Susan F. Lomas Susan F. Lomas, P. Geo